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                      May 25, 2021

       Dean Butler
       Chief Financial Officer
       Synaptics Inc
       1251 McKay Drive
       San Jose, CA 95131

                                                        Re: Synaptics Inc
                                                            Form 10-K for the
Fiscal Year Ended June 27, 2020
                                                            File No. 000-49602

       Dear Mr. Butler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing